



11020865

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 47643

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/2010___ AND ENDING___12/31/2010___
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lucia Securities, LLC

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___13520 Evening Creek Dr. - North, Suite 300___
                        (No. and Street)

___San Diego___   ___CA___   ___92128___
     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___Craig Nett___   ___(800) 644-1150   x 1277___
                                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___Lavine, Lofgren Morris & Engelber, LLP___
                    (Name – if individual, state last, first, middle name)

___4180 La Jolla Village Drive, St 300___ ___La Jolla___   ___CA___   ___92037___
        (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

> SECURITIES AND EXCHANGE COMMISSION
> **RECEIVED**
> APR 1 1 2011
> REGISTRATIONS BRANCH
> 08

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, _Michael R. Castillo_ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Lavine, Lofgren Morris & Engelber, LLP , as
of _December 31_ , 20 _10_ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Chief Compliance Officer
Title

_____
Notary Public

N. English
Notary Public

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

__For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).__

LUCIA SECURITIES, LLC
(FORMERLY LUCIA FINANCIAL, LLC)

INDEPENDENT AUDITORS' REPORT
AND FINANCIAL STATEMENTS

For the Year Ended December 31, 2010

LUCIA SECURITIES, LLC
(FORMERLY LUCIA FINANCIAL, LLC)

Table of Contents

INDEPENDENT AUDITORS' REPORT 1

FINANCIAL STATEMENTS:

    Statement of Financial Condition 2

    Statement of Income 3

    Statement of Changes in Members' Equity 4

    Statement of Cash Flows 5

    Notes to Financial Statements .... 6 – 7

SUPPLEMENTARY INFORMATION:

    Computation of Net Capital Under Rule 15c3-1
        of the Securities and Exchange Commission 9

    Computation for Determination of Reserve Requirements
        and Information Relating to the Possession and Control
        Requirements Under SEC Rule 15c3-3 10

    Independent Auditors' Report on Internal Control Required
        by SEC Rule 17a-5 .... 11 – 12

SIPC-7

    SIPC Annual Assessment Required Under SEC Rule 17a-5(e)(4) 13



LAVINE, LOFGREN, MORRIS & ENGELBERG, LLP

CERTIFIED
PUBLIC
ACCOUNTANTS

4180
LA JOLLA VILLAGE DRIVE
SUITE 300
LA JOLLA
CALIFORNIA
92037

PHONE
(858) 455-1200
FAX
(858) 455-0898 .
WEB SITE
www.llme.com

An Independent Member of
BKR International

INDEPENDENT AUDITORS' REPORT

To the Members of Lucia Securities, LLC
San Diego, California

We have audited the accompanying statement of financial condition of Lucia Securities, LLC (formerly Lucia Financial, LLC) (the "Company"), as of December 31, 2010, and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lucia Securities, LLC, as of December 31, 2010, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lavine, Lofgren, Morris & Engelberg, LLP

February 16, 2011

LUCIA SECURITIES, LLC
(FORMERLY LUCIA FINANCIAL, LLC)

Statement of Financial Condition
December 31, 2010

ASSETS

Cash	$	499,708

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accounts payable	$	28,549
Due to managing member		56,425
Commission advance		36,484
Total liabilities		121,458
Members' equity		378,250
Total liabilities and members' equity	$	499,708

See accompanying notes to financial statements
and independent auditors' report.

2

LUCIA SECURITIES, LLC
(FORMERLY LUCIA FINANCIAL, LLC)

Statement of Income
For the Year Ended December 31, 2010

Revenue:		
Commissions	$	1,547,197
Expenses:		
Licensing fees to managing member		1,022,438
Professional fees		72,165
Rent		22,200
License and registration fees		21,951
Other operating expenses		67,631
Total expenses		1,206,385
Net income	$	340,812

See accompanying notes to financial statements
and independent auditors' report.

3

LUCIA SECURITIES, LLC
(FORMERLY LUCIA FINANCIAL, LLC)

Statement of Changes in Members' Equity
For the Year Ended December 31, 2010

Member's equity, beginning of year	$	37,438
Net income		340,812
Members' equity, end of year	$	378,250

See accompanying notes to financial statements
and independent auditors' report.

4

LUCIA SECURITIES, LLC
(FORMERLY LUCIA FINANCIAL, LLC)

Statement of Cash Flows
For the Year Ended December 31, 2010

Cash flows from operating activities:		
Net income	$	340,812
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Changes in operating assets and liabilities:		
Accounts payable		11,222
Due to managing member		56,425
Commission advance		(17,021)
Net cash provided by operating activities		391,438
Net increase in cash		391,438
Cash, beginning of year		108,270
Cash, end of year	$	499,708

LUCIA SECURITIES, LLC
(FORMERLY LUCIA FINANCIAL, LLC)

Notes to Financial Statements
December 31, 2010

NOTE 1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Lucia Securities, LLC (formerly Lucia Financial, LLC) (the "Company") is organized under the laws of the state of Delaware pursuant to the Delaware Limited Liability Company Act. Effective November 4, 2010, the Company changed its name from Lucia Financial, LLC to Lucia Securities, LLC. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), an entity created through the consolidation of the National Association of Securities Dealers ("NASD") and the member regulation, enforcement and arbitration functions of the New York Stock Exchange. The Company was originally a wholly owned subsidiary of RJL Financial Network, LLC ("RJLFN"). Effective January 1, 2008, RJLFN transferred its entire membership interest in the Company to its then CEO, who remained the sole member of the Company until March 31, 2010. Effective March 31, 2010, the then CEO transferred his entire membership interest to two related individuals, who became members of the Company. The Company is an LLC and due to the nature of an LLC, the members have limited liability.

The Company is exempt from Rule 15c3-3 of the SEC under paragraph (k)(2)(i). In connection with its activities as a broker/dealer, the Company is an introducing firm and does not hold customer funds or securities.

Basis of Accounting

The financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP") and in the format prescribed by Rule 17a-5 under the Securities Exchange Act of 1934 for broker-dealers in securities.

Revenue Recognition

Commission revenue is the result of marketing services performed for financial services companies. The Company is registered as a representative of a non-affiliated broker-dealer and these marketing services are supervised by the non-affiliated broker-dealer. Because the nature of the marketing is to mass audiences, the Company is not able to reasonably estimate the timing or amount of the revenue. Therefore, these marketing services revenues are recognized upon notification of such by the non-affiliated broker-dealer.

Use of Estimates

The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

Income Taxes

The Company is not subject to federal or state income taxes and, accordingly, no provision for taxes has been made in the accompanying the financial statements. The members are required to report their proportional share of gains, losses, credits or deductions on their individual tax returns.

LUCIA SECURITIES, LLC
(FORMERLY LUCIA FINANCIAL, LLC)

Notes to Financial Statements
December 31, 2010

NOTE 2. RELATED-PARTY TRANSACTIONS

For the year ended December 31, 2010, the Company incurred $97,200 of expenses that were allocated by, and paid to, the Company's managing member, and are included in professional fees, rent and other operating expenses. In addition, pursuant to an "Amended and Restated Services Agreement," the managing member receives licensing fees equal to 75% of net income before such licensing fees, which amounted to $1,022,438 in the aggregate during 2010. As of December 31, 2010, $56,425 was accrued as due to managing member relating to the licensing fees.

NOTE 3. NET CAPITAL REQUIREMENTS

The Company is subject to SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital, and maintenance of the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1, and compliance with restrictions on withdrawal of equity capital. At December 31, 2010, the Company had net capital of $378,250, which was $370,153 in excess of its required minimum net capital.

NOTE 4. CONCENTRATION OF CUSTOMERS

As of and for the year ended December 31, 2010, the Company had five customers who accounted for 92% of total revenue.

NOTE 5. CONCENTRATION OF CREDIT RISK

The Company maintains all cash in bank accounts, which at times may exceed federally insured limits. The Company has not experienced a loss in such accounts and believes it is not exposed to any significant credit risk on cash.

NOTE 6. SUBSEQUENT EVENTS

Management of the Company has evaluated all subsequent transactions through the date of the independent auditors' report, the date the financial statements were available to be issued, and has determined that there are no subsequent events that require disclosure.

SUPPLEMENTARY INFORMATION

LUCIA SECURITIES, LLC
(FORMERLY LUCIA FINANCIAL, LLC)

**Computation of Net Capital Under Rule 15c3-1 of the Securities
and Exchange Commission
December 31, 2010**

Members' equity	$	378,250
Less: Total non-allowable assets		-
Net capital	$	378,250
Computation of basic net capital requirement		
1. Minimum dollar net capital	$	5,000
Aggregate indebtedness	$	121,458
2. Minimum net capital, aggregate indebtedness standard	$	8,097
Capital required (larger of 1 or 2)	$	8,097
Excess net capital	$	370,153
Excess net capital at 1000%	$	366,104
Ratio: Aggregate indebtedness to net capital		32%

There are no material differences between the computation of net capital for audit purposes and the computation of net capital in the Company's unaudited Form X-17 A-5, Part II-A filing, as of December 31, 2010.

LUCIA SECURITIES, LLC
(FORMERLY LUCIA FINANCIAL, LLC)

**Computation for Determination of Reserve Requirements and Information
 Relating to the Possession and Control Requirements Under Rule 15c3-3
December 31, 2010**

Lucia Securities, LLC (formerly Lucia Financial, LLC) operates pursuant to the Section K (2)(ii) exemption provision of the Securities and Exchange Commission Rule 15c3-3, of the customer protection rules, and does not hold customer funds or securities. Therefore, there are no reserve requirements and no possession and control requirements.



LAVINE, LOFGREN, MORRIS & ENGELBERG, LLP

CERTIFIED
PUBLIC
ACCOUNTANTS

4180
LA JOLLA VILLAGE DRIVE
SUITE 300
LA JOLLA
CALIFORNIA
92037

PHONE
(858) 455-1200
FAX
(858) 455-0898
WEB SITE
www.llme.com

An Independent Member of
BKR International

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Members of Lucia Securities, LLC
San Diego, California

In planning and performing our audit of the financial statements of Lucia Securities, LLC (formerly Lucia Financial, LLC) (the "Company"), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

11

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness; yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicates a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Lavine, Lofgren, Morris & Engelberg, LLP

February 16, 2011

SIPC Annual Assessment
Required Under SEC Rule 17a-5(e)(4)



LAVINE, LOFGREN, MORRIS & ENGELBERG, LLP

CERTIFIED
PUBLIC
ACCOUNTANTS

4180
LA JOLLA VILLAGE DRIVE
SUITE 300
LA JOLLA
CALIFORNIA
92037

PHONE
(858) 455-1200
FAX
(858) 455-0898 .
WEB SITE
www.llme.com

An Independent Member of
.BKR International

INDEPENDENT ACCOUNTANTS' REPORT ON SIPC ANNUAL ASSESSMENT REQUIRED UNDER SEC RULE 17a-5(e)(4)

To the Members of Lucia Securities, LLC
San Diego, California

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Commission, we have performed the following procedures with respect to the accompanying schedule of Securities Investor Protection Corporation assessments and payments (Form SIPC-7) of Lucia Securities, LLC (formerly Lucia Financial, LLC) for the year ended December 31, 2010. These procedures were performed solely to assist in complying with Rule 17a-5(e)(4), and the report is not to be used for any other purpose. The procedures that were performed are as follows:

1. Compared listed assessment payments with respective cash disbursements record entries;

2. Compared amounts reported on Form X-17a-5 with the amounts reported in the General Assessment Reconciliation (Form SIPC-7) for the twelve months ended December 31, 2010;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting adjustments; and

5. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was compared.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above. In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on Form SIPC-7 were not determined in accordance with the applicable instructions and forms.

This report relates only to the schedule referred to above and does not extend to the financial statements of Lucia Securities, LLC (formerly Lucia Financial, LLC), taken as a whole.

Lavine, Lofgren, Morris & Engelberg, LLP

February 16, 2011

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended December 31, 20 10
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
047643   FINRA   DEC
LUCIA FINANCIAL LLC      21*21
13520 EVENING CREEK DR N STE 300
SAN DIEGO CA 92128-8105
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Craig Nett   (619) 497-5555

2. A. General Assessment (item 2e from page 2) $ 3,868

   B. Less payment made with SIPC-6 filed (exclude interest)   (1,832)
       7/26/2010
       Date Paid

   C. Less prior overpayment applied   (0)

   D. Assessment balance due or (overpayment)   2,036

   E. Interest computed on late payment (see instruction E) for____days at 20% per annum

   F. Total assessment balance and interest due (or overpayment carried forward) $ 2,036

   G. PAID WITH THIS FORM:
       Check enclosed, payable to SIPC
       Total (must be same as F above) $ 2,036

   H. Overpayment carried forward $(   )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Lucia Financial LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 2 day of February, 20 11 .

Chief Compliance Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
       Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January 1, 20 10 and ending December 31, 20 10

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1,547,197

2b. Additions:

    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

    (2) Net loss from principal transactions in securities in trading accounts.

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining item 2a.

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

    (7) Net loss from securities in investment accounts.

        Total additions   -0-

2c. Deductions:

    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

    (2) Revenues from commodity transactions.

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

    (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $

       (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

       Enter the greater of line (i) or (ii)

       Total deductions   -0-

2d. SIPC Net Operating Revenues $ 1,547,197

2e. General Assessment @ .0025 $ 3,868

(to page 1, line 2.A.)

2